Exhibit 99.1

Lilium Announces Launch of Offering of Class A Shares

Munich, Germany, July 13, 2023 - Lilium N.V. (Nasdaq: LILM) (“Lilium” or the “Company”), developer of the first all-electric vertical take-off and landing jet, announced today that it has launched an underwritten public offering of the Company's Class A ordinary shares (the “Shares”), as well as a concurrent private placement offering of Shares and warrants to purchase Shares led by Earlybird Venture Capital and including BIT Capital, UVC Partners and Frank Thelen, as well as multiple Lilium Board members and senior executives (the “PIPE”). In addition, pursuant to the purchase agreement dated May 1, 2023 between the Company and Aceville Pte. Limited, an affiliate of Tencent Holdings Limited (“Aceville”), Aceville will fund an additional $75.0 million to partially prepay against the total exercise price of the warrants issued under such agreement, assuming that the underwritten public offering and the concurrent PIPE generate at least $75.0 million of gross proceeds.

In connection with the underwritten public offering, the Company expects to grant to the underwriter an option to purchase up to 15% additional Shares sold in the underwritten public offering during the 30 days after the offering prices, solely to cover over-allotments. B. Riley Securities is serving as the sole bookrunner and underwriter for the offering. The Company intends to use the net proceeds from the offering for general corporate purposes. The offering is subject to market, regulatory and other conditions and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

The Shares in the underwritten public offering are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-267719) previously filed with the U.S. Securities and Exchange Commission (the “SEC”), which the SEC declared effective on October 12, 2022. A preliminary prospectus supplement related to the underwritten public offering will be filed with the SEC, will form a part of the effective registration statement, and will be available on the SEC’s website located at http://www.sec.gov or may be obtained from B. Riley Securities, Attention: Prospectus Department, 1300 North 17th Street, Suite 1300, Arlington, Virginia 22209; Telephone: (703) 312-9580, or by emailing prospectuses@brileyfin.com.

In connection with the concurrent PIPE, the Company entered into a securities purchase agreement with a number of investors led by Earlybird Venture Capital and including BIT Capital, UVC Partners and Frank Thelen, as well as multiple Lilium Board members and senior executives for the purchase of Shares for $1.30 per share and warrants to purchase Shares at an exercise price of $2.00 per share. Each warrant will be immediately exercisable for one quarter of one Share, with only whole Shares issuable upon exercise. The warrants will expire 18 months from the date of issuance. The securities purchase agreement contains customary registration rights. B. Riley Securities is serving as the sole placement agent for the PIPE.

The underwritten public offering is not conditioned on the closing of the PIPE, but the closing of the PIPE is conditioned on the Company becoming party to binding agreements with respect to the issuance of Shares and/or warrants to purchase Shares with aggregate gross proceeds of at least $75.0 million. The securities sold in the PIPE will be subject to a 90-day lockup and are being issued pursuant to the exemptions provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S, have not been registered under the Securities Act or any state or other applicable jurisdiction's securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdiction's securities laws.

This press release does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of the Shares or warrants in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contact Information for Media:

Meredith Bell, Vice President, External Communications

+41 79 432 57 79

press@lilium.com

Contact Information for Investors:
Dr. Folke Rauscher, Investor Relations
investors@lilium.com

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, offering leading capacity, low noise, and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with planned launch networks announced in Germany, the United States, Brazil, and the UK, Lilium’s 800+ strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

Important information

No announcements or information regarding the underwritten public offering may be disseminated to the public in jurisdictions where a prior registration or approval is required for such purpose. No steps have been taken, or will be taken, for the offering of the Shares of the warrants in any jurisdiction where such steps would be required. The issue or sale of the Shares and the warrants, and the subscription for or purchase of the Shares and the warrants, are subject to special legal or statutory restrictions in certain jurisdictions. Lilium is not liable if these restrictions are not complied with by any other person.

This press release is not a prospectus for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (the “Prospectus Regulation”) and has not been approved by any regulatory authority in any jurisdiction. Lilium has not authorized any offer to the public of the Shares or the warrants in any member state of the European Economic Area (“EEA”) and no prospectus has been or will be prepared in connection therewith. In any EEA member state, this communication is only addressed to and is only directed at qualified investors in that member state within the meaning of the Prospectus Regulation.

In the United Kingdom, this document and any other materials in relation to the Shares and the warrants described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this document relates is available only to, and will be engaged in only with, “qualified investors” who are (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, any investment or investment activity to which this communication relates is available only to, and will be engaged in only with, relevant persons. Persons who are not relevant persons should not take any action on the basis of this document and should not act or rely on it.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of U.S. federal securities laws, including, but not limited to, the expected consummation of the underwritten public offering and the PIPE described herein and the use of proceeds therefrom. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “expect,” “estimate,” “future,” “intend,” “may,” “plan,” “project,” “should,” “strategy,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events and are subject to risks, uncertainties and assumptions, and are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this press release include the risk that the offerings described herein are not consummated on a timely basis or at all as well as the risks identified under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC as well as other information we file with the SEC. We caution investors not to rely on the forward-looking statements contained in this press release. You are encouraged to read our filings with the SEC available at www.sec.gov for a discussion of these and other risks or uncertainties. Forward-looking statements speak only as of the date they are made. Lilium assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Lilium’s business is subject to substantial risks and uncertainties including those described in Lilium’s filings with the SEC referenced above. Investors, potential investors and others should give careful consideration to these risks and uncertainties.